Exhibit 2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (“Grown Rogue” or the “Company”)
550 Airport Road
Medford, Oregon
United States 97504

Item 2	Date of Material Change

October 10, 2024.

Item 3	News Release

A news release was issued by the Company on October 10, 2024 through the facilities of Cision and was subsequently filed on SEDAR+.

Item 4	Summary of Material Change

On October 10, 2024, the Company announced the termination of the advisory agreement with Vireo Growth Inc. (“Vireo”) (formerly Goodness Growth Holdings, Inc.).

Item 5.1	Full Description of Material Change

On October 10, 2024, the Company announced the termination of the advisory agreement with Vireo.

As consideration for the early termination, Vireo will forfeit and return for cancellation 4,500,000 of the 8,500,000 share purchase warrants in Grown Rogue that are held by Vireo at a CAD$0.225 strike price and pay Grown Rogue US$800,000 in cash. Vireo has the option of deferring the cash payment by making 4 quarterly payments of US$250,000. Grown Rogue will also receive its full fee for the work performed in Q3 and retains its 10,000,000 warrants in Vireo.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

Chief Executive Officer

Tel: +1 458 226 2100

Email: obie@grownrogue.com

Item 9	Date of Report

October 18, 2024.

FORWARD-LOOKING STATEMENTS

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.Sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.